                                                                       EXHIBIT 8

                          IN THE IOWA DISTRICT COURT

                         IN AND FOR POLK COUNTY, IOWA


MARY M. RIEFF,
SSN: ###-##-####

                        PLAINTIFF,

                v.                              Civil Action No.

JOHN E. EVANS, DOUGLAS L.                       PETITION IN EQUITY
ANDERSEN, HAROLD S. EVANS,
JAMIE H. SHAFFER, JAMES W.
CALLISON, JAMES M. HOAR, JR.,
MARK W. PUTNEY, WILLIAM J.
HANCOCK, JAMES D. KIRKPATRICK,
CHARLES T. COLBY, GEORGE E. MOORE,
HERSCHEL G. LANGDON, CHARLES F.
MORGAN, HARDY G. KUYKENDALL,
WALTER J. FAYLE, AND
ALLIED GROUP, INC.,

                        Defendants,

                and

ALLIED MUTUAL INSURANCE COMPANY,

                        Nominal Defendant




        Plaintiff, a policyholder of Allied Mutual Insurance Company, by her undersigned attorneys, for this Verified Derivative Petition, alleges upon personal knowledge as to herself and her own acts, and upon information and belief as to all other matters, based upon, among other things, a review of public documents, published reports and news articles, as follows:

                               NATURE OF ACTION
                               ----------------

        1. This is a policyholder's derivative action brought on behalf of nominal defendant Allied Mutual Insurance Company ("Allied Mutual" or the "Company") against defendants who were responsible for the stripping and inappropriate transfer of Allied Mutual's corporate assets, the seizure of its corporate opportunities, and the implementation of an improper de facto demutualization (i.e. the conversion of the Company from mutual policyholder ownership to corporate stock ownership form) without either informing or compensating policyholders or receiving the appropriate approval from regulatory authorities. The decimation of Allied Mutual began on or about January 1, 1985, and was accomplished through more than a dozen piecemeal, yet systematic, transfers of Allied Mutual's policyholder-owned premiums, assets, employees, and business opportunities to defendant Allied Group, Inc. ("Allied Group"), a stock company, and to the individual defendants, for no consideration or grossly inadequate consideration. Each and every major transaction between Allied Mutual and Allied Group since 1985 benefited the latter company at the expense of the former, and benefited Allied Mutual's directors and officers, who gained significant ownership in Allied Group. Although Allied Mutual created and once owned 100% of Allied Group, Allied Mutual has

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been stripped of its ownership of Allied Group so that its sole remaining interest is effectively that of a subordinated creditor. In addition, all of Allied Mutual's employees have now been transferred to Allied Group, turning Allied Mutual into little more than a corporate shell that is wholly dependent upon Allied Group. The individuals named as defendants in this action wrongfully appropriated over $500 million from Allied Mutual through this transfer of the Company's assets and business to Allied Group. These defendants personally benefited through a series of self-dealing transactions that resulted in their ownership of Allied Group stock, options, grants, an ESOP, and convertible preferred shares which they improperly seized through their "control" of Allied Mutual's board. The defendants further benefited and continue to benefit from their control of Allied Mutual's approximately $400 million in assets, which inter alia, are used to benefit Allied Group through fees and underwriting
----------
capacity. The stock, options, grants and other forms of equity obtained by the defendants and other directors, officers, and employees of Allied Mutual and Allied Group, are worth at least $250 million. The value was siphoned from Allied Mutual by the defendants' actions. Allied Group has a current stock market value approximately $900 million. If Allied Mutual were to be valued at the same multiple of earnings used to value

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Allied Group, it would be worth a mere $125 million.

        2. The individuals named as defendants in this action, either directly or indirectly, participated in the course of conduct leading to the decimation of Allied Mutual, or failed to prevent it when they were in a position to do so. The individuals named as defendants were all officers and/or directors of Allied Mutual and Allied Group during all or a portion of the relevant time period. These defendants were responsible for decisions affecting both Allied Mutual and Allied Group, for the overwhelming benefit of Allied Group, in total disregard of the interests of Allied Mutual, and in complete derogation of defendants' duties to the Company's policyholders. Defendants breached their fiduciary duties of care and loyalty to Allied Mutual and its policyholders, wasted Allied Mutual's assets, and committed acts of gross mismanagement and self-dealing to enrich their own financial positions to the detriment of the Company and its policyholders, while retaining control of Allied Mutual's assets and lucrative insurance business and improperly transferring them to Allied Group through the transactions detailed herein.

        3. As a direct result of the individual defendants' breach of fiduciary obligations to Allied Mutual and its policyholders, Allied Mutual and its policyholders have suffered

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damages in excess of $500 million and continue to suffer injuries as described below.

                            JURISDICTION AND VENUE
                            ----------------------

        4. This derivative action is brought pursuant to I.C.A. $490,740. Allied Mutual is a mutual insurance company duly organized under the laws of the state of Iowa, with its principal place of business in Des Moines, Iowa.

        5. The plaintiff policyholder, Mary M. Rieff, is a resident and citizen of the city of Des Moines, County of Polk, State of Iowa. Plaintiff purchased a homeowner's insurance policy from Allied Mutual in or about 1950, and purchased an auto insurance policy from Allied Mutual in or about 1960. Plaintiff is currently a policyholder of Allied Mutual, and was a policyholder at all times relevant to this complaint.

                                  THE PARTIES
                                  -----------

        6. The plaintiff is, and was at the time of the commission of the wrongful acts complained of herein, a policyholder of Allied Mutual, holding all rights and privileges of ownership under the laws of the State of Iowa, including the right to vote and the right to receive dividends as and when declared. Plaintiff brings this action derivatively on behalf of, and for the benefit of, Allied Mutual, nominal defendant herein.

        7. Nominal defendant Allied Mutual, an Iowa mutual insurance company, was incorporated in 1929 by the grandfather of defendant John E. Evans. Allied Mutual has engaged, at all times relevant hereto, in the property-casualty insurance business. Before the transactions complained of herein, Allied Mutual and its subsidiaries underwrote personal and commercial property-casualty insurance. Allied Mutual also underwrote life insurance through Allied Life Insurance Company, then a subsidiary of its wholly owned subsidiary, Allied Group. At the time of the initial public offering of Allied Group's stock (the "IFO") in 1985, the officers of both corporations were identical and two-thirds of Allied Group's directors were Allied Mutual directors.

        8. Defendant Allied Group was incorporated in 1974 by Allied Mutual as a wholly owned subsidiary. At the time of the IPO of Allied Group's stock in 1985, Allied Group was a regional insurance holding company engaged in the property-casualty and life insurance business, operating through four subsidiaries. Its operating subsidiaries were AMCO Insurance Company ("AMCO"), Allied property & casualty Insurance Company ("AFC"), Depositors Insurance Company ("Depositors") and Allied Life. At the time of the IPO, Allied Group had no employees and effectuated its entire business using Allied Mutual's employees.

     9. Defendant John E. Evans ("J. Evans") has been Chairman of the Board and a director of Allied Mutual at all times relevant hereto. He has also been Chairman of the Board and a director of Allied Group at all relevant times. J. Evans has controlled Allied Mutual since at least 1961. He was the President and Chief Executive Officer of both companies until he retired in 1994. He has also been Chairman of the Board and a director and President of Allied Life at all relevant times. His cumulative compensation for the period 1992 to 1995 was $8.9 million.

     10. Defendant Douglas Andersen has been Vice President for Marketing of Allied Mutual and Allied Group's AMCO, APC and Depositors subsidiaries at all times relevant hereto. Since 1993, Andersen has been President of Allied Mutual, AMCO, APC and Depositors. In 1993, Andersen was elected a director of Allied Mutual and was elected to the Allied Group's Board and named its Chief Executive Officer in March 1997.

     11. Defendant Harold Evans - ("H. Evans"), J. Evans' brother, has been a director of both Allied Mutual, Allied Group, Allied Life and other Allied Group companies, at all times relevant hereto.

     12. Defendant Jamie Shaffer has been Treasurer and the senior financial executive of Allied Mutual, Allied Group and other Allied Group companies at all times relevant hereto.

     13. Defendant James W. Callison has been a director of both Allied Mutual and Allied Group at all times relevant hereto. He is also a director of other related Allied Group companies.

     14. Defendant James M. Hoak, Jr. was a director of Allied Mutual from 1983 until approximately 1989 and of Allied Group from 1984 until approximately 1990.

     15. Defendant Mark W. Putney was a director of Allied Mutual from 1983 until approximately 1989 and of Allied Group from 1984 until 1993.

     16. Defendant William J. Hancock was an employee of Allied Mutual from 1941 to 1978 and a director of Allied Mutual until at least December 1990 (but not as of December 31, 1994). Hancock was an Allied Group director from 1974 until at least 1990.

     17. Defendant James D. Kirkpatrick was a director of Allied Mutual from as early as 1990 until at least December 31, 1996. Kirkpatrick had been employed by Allied Mutual and its related companies, including Allied Group since 1949, until he retired from his positions as President of Allied Mutual, Allied Group, AMCO, APC and Depositors at the end of 1993. He is the second largest employee shareholder of Allied Group after J.

Evans.

     18. Defendant Charles I. Colby was a director of Allied Mutual from 1971 until 1993. In 1993, he joined the Board of Allied Group.

     19. Defendant George E. Moore was a director of Allied Mutual until at least 1991 and was a Vice President of Allied Mutual before his retirement in or before 1987.

     20. Defendant Herschel G. Langdon was a director of Allied Mutual until approximately 1993.

     21. Defendant Charles F. Morgan has been a director of Allied Mutual since approximately 1994 and has been a Vice President of Allied Mutual and an employee of Allied Group since at least 1994.

     22. Defendant Hardy G. Kuykendall was a director and a Vice President of Allied Mutual until approximately 1988.

     23. Defendant Walter J. Fayle was a director of Allied Mutual until approximately 1989. Fayle retired as a Vice President of Allied Mutual in or before 1987.

     24. Each of the individual defendants who was an officer and/or director of Allied Mutual at the time of any or all of the actions complained of herein is liable as a direct participant in, and/or an aider and abettor of, the wrongful actions that are the subject of this action.

                   DEMAND AND THE NEED FOR DERIVATIVE ACTION
                   -----------------------------------------

     25. Plaintiff has not made a demand on the current Board of Directors of Allied Mutual because such a demand would be futile. The current Board of Allied Mutual consists of defendants J. Evans, H. Evans, Callison, Kirkpatrick, Andersen and Charles Morgan, all of whom are directors and/or current or former executive management employees of Allied Group, who cannot be expected to sue themselves for the wrongful conduct and breaches of loyalty alleged herein.

     26. Allied Mutual's Board of directors is dominated and controlled by J. Evans, who has run the company since 1961 and upon whom each of the remaining board members relies for continuation of his lucrative position with Allied Mutual and/or Allied Group.

     27. Each of these individuals has received substantial grants of stock and/or stock options as a result of the transactions complained of herein, to his significant personal financial benefit. None of these individuals would be willing to pursue actions to reverse any or all of the transactions that decimated Allied Mutual as described below, because to so would cause his substantial assets wrongfully accumulated as a result of the conduct alleged herein, to be returned to Allied Mutual. The relief requested in this action to restore to

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Allied Mutual the assets and business that the defendants wrongfully transferred to Allied Group would significantly reduce the value of the Allied Mutual director's holdings of Allied Group stock and expose defendants to claims by Allied Group stock and expose defendants to claims by Allied Group's shareholders. Thus, demand on the Allied Mutual board would be futile.

     28. Attached to this petition, and incorporated by this reference, is an affidavit of the Plaintiff pursuant to Iowa Rule of Civil Procedure 44.

                       DUTIES OF ALLIED MUTUAL DIRECTORS
                       ---------------------------------

     29. Each of the individual defendants who was a director of Allied Mutual, by reason of his corporate position and his ability to control the Company's business and corporate affairs, owed the Company and its policyholder-owners fiduciary obligations of candor, fidelity and trust and the duty to exercise a high degree of care and diligence in the management and administration of the Company's affairs, as well as in the use and preservation of its property and assets. The individual defendants are and were required to use their utmost ability to manage and oversee the Company in a fair, just and equitable manner, as well as to act in furtherance of Allied Mutual's and its policyholders' best interests. To discharge this duty, each of these defendants had a duty to exercise reasonable and prudent supervision over the management, policies, practices and controls over the affairs of Allied Mutual. In fulfillment of these duties, the defendants were required, among other things, to manage, conduct, supervise and direct the business affairs of Allied Mutual for the continued benefit of its policyholder-owners and to avoid self-dealing and personal enrichment to themselves.

     30. At all time mentioned herein, each of the defendants has been engaged in a common course of conduct, acting in concert with the other defendants. Each of the defendants was the agent of each of the remaining defendants and was at all times mentioned herein acting within the course and scope of that agency.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     31. Allied Mutual was incorporated in 1929 as Allied Mutual Automobile Association. It has operated as a mutual insurance company owned by its policyholders throughout the century under a variety of names. It adopted its current name in 1986. Allied Mutual formed Allied Group as a wholly owned subsidiary in 1974.

     32. As described below, through a series of transactions beginning in 1985 and continuing through 1993 and to the present, J. Evans and the other individual defendants manipulated the boards and wrongfully utilized the corporate assets of both companies through the gradual transfer of the business and assets of Allied Mutual to Allied Group for no or grossly inadequate consideration, and to secure lucrative financial positions for themselves that by right belonged to Allied Mutual.

     33. Before October 30, 1985, Allied Mutual owned 100% of Allied Group. On October 30, 1985, Allied Group, at the direction of Allied Mutual, consummated an initial public offering of 21% of Allied Group stock outstanding with net proceeds of $16.4 million. The stock was sold at a price approximating book value, which was below its intrinsic value. Allied Mutual contributed the proceeds of the offering to the capital and surplus of its subsidiaries, AMCO, AFC and Depositors. At the time of the IPO, all of Allied Group's officers were officers of Allied Mutual and officers and/or directors of its subsidiaries. Two-thirds of Allied Group's directors were Allied Mutual directors and controlled Allied Mutual's board. On January 1, 1985, in anticipation of the proceeds Allied Group's percentage participation in the underwriting pool described below from 15% to 38%.

     34. At or around the time of the IPO, J. Evans and other

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Allied Mutual employees received large grants of Allied Group stock options.  J.
Evans received options for 351,915 shares (as adjusted for subsequent stock splits) of Allied Group's stock, approximately 1.6% of the stock of Allied
Group. Eleven other employees received options on 713,915 shares (adjusted) of Allied Group stock.

     35. At the time of the public offering of Allied Group stock, Allied Group was completely dependent upon Allied Mutual, since Allied Group had no employees and utilized the services and facilities of Allied Mutual to conduct its business. Pursuant to an agreement in place at the time of the IPO (the "pooling agreement"), Allied Group's subsidiaries (excluding Allied Life) participated in an underwriting pool with Allied Mutual. Allied Mutual held the critical position of the pool administrator at that time. Allied Mutual and the Allied Group subsidiaries contributed all of their business to the pool and in return assumed a set percentage of all the business in the pool. Premiums,
                 --------------
losses, loss settlement expenses, underwriting and other costs and expenses were prorated among the parties on the basis of their set percentage participation in the pool. Allied Mutual provided data processing, professional claims, financial, investment, actuarial, auditing, risk management, risk improvement, marketing and underwriting services to the pool participants, the costs of which were shared by the pool members. The operation of the pooling agreement was described as follows in the offering documents:

          [Allied Group] cedes to [Allied] Mutual all of its insurance business and assumes 38% of all business in the pool. All premiums, losses, loss settlement expenses and underwriting expenses are prorated among the parties on the basis of participation in the pool, which includes all of [Allied]. Mutual's property-casualty business. [Allied] Mutual provides data processing, professional claims, financial, investment, actuarial, auditing, risk management, risk improvement, marketing and underwriting services, the costs of which are shared by the pool members. The pooling agreement may be amended or terminated at the end of any calendar year by agreement of the parties, subject to the review and approval of the coordinating committee.

     At no time was Allied Mutual obligated to amend the pooling agreement or to increase Allied Group's percentage participation in the pool.

     36. In 1985 the Boards of Directors of Allied Mutual and Allied Group established a Coordinating Committee consisting of two representatives of Allied Mutual and two representatives of Allied Group. The Coordinating Committee's primary purpose was and is supposed to be to review all transactions between the companies to determine if any conflicts of interest might arise. In this context, the Coordinating Committee also was and is responsible for approving changes in the pooling agreement. The decisions of the Coordinating Committee are binding on both companies. At all times relevant hereto, the Committee consisted of two outside directors from both Allied Mutual and Allied Group who, although they did not hold seats on both boards, were hand picked by J. Evans and were beholden to him for their positions.

     37. The members of the Coordinating Committee on behalf of Allied Mutual as of December 31, 1990 were Charles Colby, and Allied Mutual director from 1971 until 1993, when he left Allied Mutual's Board to join Allied Group's board, and Herschel Langdon, a Des Moines attorney and member of Allied Mutual's Board. In 1987, a plan was implemented permitting outside directors of Allied Mutual to receive stock options in Allied Group. As of December 31, 1994, Allied Mutual's representatives on the Coordinating Committee were James D. Kirkpatrick and Charles F. Morgan. Kirkpatrick, while he represented Allied Mutual on the Coordinating Committee, had significant holdings of Allied Group stock. Morgan is in fact an employee of Allied group since Allied Mutual has not had employees of its own since the beginning of 1990. As such, Allied Mutual was not independently represented because both of Allied Mutual's "representatives" had significant conflicts of interest arising from their personal relationships with Allied Group.

    38. In 1986, Allied Group formed Western Heritage Insurance Company, a surplus-lines insurer, as a subsidiary. Allied Mutual's agency force marketed Western Heritage's insurance products for which services Allied Mutual received no compensation from Allied Group or Western Heritage. Nor did Western Heritage participate in the pooling agreement. Thus, all of Western Heritage's premiums incured to the benefit of Allied Group, even though Allied Mutual gave Western Heritage free use of its valuable distribution system for its marketing efforts. Allied Mutual was deprived of ownership of Western Heritage, an asset with a current approximate value of $80 million.

    39. On January 1, 1985. Allied Group's pool participation increased from 15% to 38%. On January 1, 1987, the pooling agreement was amended to increase Allied Group's percentage participation in the pool to 41%, while decreasing Allied Mutual's percentage participation from 62% to 59%. Allied Mutual transferred $5.3 million to Allied Group as part of its increased pool participation. Allied Mutual had no pressing need to reduce its participation (it maintained excellent premium-to-surplus and gross leverage ratios) other than to benefit Allied Group and its stockholders at the expense of

Allied Mutual and its policyholders.

     40. Also on January 1, 1987, Allied Group formed another subsidiary, Allied Group Information Systems ("AGIS"), to provide data processing services to all Allied companies. Since Allied Group had no employees of its own until 1990, it used Allied Mutual employees to operate AGIS. AGIS than sold the services of these employees back to Allied Mutual at a profit. In 1987 alone, Allied Mutual paid $4.7 million to AGIS for data processing services performed by Allied Mutual's own employees. In 1988, Allied Mutual paid AGIS $5.4 million for such services.

     41. In 1988, Allied Group approved an Executive Equity Incentive Plan through which defendant J. Evans and other Allied Group executives, including defendants Shaffer, Andersen, and Kirkpatrick, received large grants of stock options at a nominal exercise price. All of these Allied Group executives were Allied Mutual directors who now had even greater personal financial incentives to advance the fortunes of Allied Group to the detriment of Allied Mutual. This option plan easily received approval from Allied Group's shareholders because Allied Mutual, which still owned 77% of Allied Group's common stock, voted for the plan. J. Evans, the major beneficiary of the plan, controlled Allied Mutual.

     42. Stock options were also offered to Allied Group's non-employee directors, two-thirds of whom were also Allied Mutual directors at the time.

     43. In early 1989, a corporate opportunity of Allied Mutual was given to Allied Group which acquired 100% of the investment banking firm of Dougherty Dawkins, Inc. for $10.8 million, 74% of which was financed by a loan from Allied Mutual.

     44. In October 1989, the interlocking boards of Allied Mutual and Allied Group, rife with admitted "inherent conflicts of interest," approved an unprecedented restructuring plan that stripped Allied Mutual of its assets and employees and provided a boon to Allied Group's stockholders, including many of the Allied Mutual/Allied Group board members. The plan was not submitted to policyholders or state regulators for approval. The restructuring consisted of the following transactions:

          a. Allied Group sold its Allied Life Insurance Company subsidiary to Allied Mutual in exchange for approximately half of Allied Mutual's interest in Allied Group. In the exchange, Allied Life was valued in the exchange at $36.5 million, a $5.4 million (or 17%) premium over its book value. By comparison, the Allied Group stock relinquished by Allied Mutual was valued for the transaction at an $8 million (or 18%) discount to book value. The current value of the 9,112,500 Allied Group shares that Allied Mutual gave up in the transaction is approximately $260 million, while the current value of Allied Life is approximately $30 million -- a differential of $210 million. Allied Group's proxy statement in November 1989, which was disseminated to its stockholders (but not to Allied Mutual's policyholders) stated that Allied Group's management (consisting of many of Allied Mutual's officers and directors) "believe(d) that the future long-term profitability of property-casualty operations will be greater than the profitability of life operations...." Despite that, Allied Life was valued at 13.4 times earnings, and
Allied Group - a far stronger and better positioned company - was valued at 9.2 times earnings. Thus, Allied Group, the public company in which all of the individual defendants herein had a substantial financial stake through their stock and option holdings, admittedly took control of the portion of Allied Mutual's insurance business with the brighter future and left Allied Mutual and its policyholders with the less valuable subsidiary.

          b. All of Allied Mutual's employees became Allied Group employees, leaving the Company wholly dependent upon Allied Group in the future. The allocation of personnel costs continued (for a time) in accordance with the pooling agreement.

          c. Allied Group established a leveraged employee stock ownership plan ("ESOP"), of which J. Evans, Andersen,

Kirkpatrick, Shaffer among others, were beneficiaries. The ESOP bought
8.1 million shares (or 378) of Allied Group in the form of Allied Group 8% Convertible Preferred stock (each share convertible to 1 share of common stock) for %36 million, approximately half its fair value. Allied Group guaranteed $35 million to finance the $36 million acquisition price for the ESOP (and contributed the remaining $1 million of the acquisition of price to the ESOP0). The ostensible purpose of this Transaction was for Allied Mutual to save %5million (present value) in employee benefits over 15 years. Today, the 8.1 million shares the ESOP bought at a bargain price are worth $231 million, a difference of $226 million.

          d. On January 1, 1990, Allied Group increased its share of the pool from 418 to 530, with the related decreases in Allied Mutual's participation from 590 to 478. In conjunction with the pooling change, Allied Group assumed $47.5 million of Allied Mutual's reserves and received $47 million in assets on which it would earn investment income until the reserves were paid out. In its 1990 Annual Report (disseminated to Allied Group stockholder, buy not to Allied Mutual policyholders), Allied Group boasted that the restructuring "gave [Allied Group] all the advantages of an acquisition without any of the drawbacks."
Thus profitable premiums were shifted out of Allied

Mutual and into Allied Group. With the restructuring alone, the defendants gave the vast bulk of Allied Mutual's growth potential to Allied Group, in exchange for Allied Life, an admittedly less desirable company.

     45. In February 1992, Allied Group completed a public offering of new shares, the proceeds of which were contributed to Allied Group's insurance companies. The contribution allowed Allied Group to increase its participation in the pool from 53% to 60%. As a result of the pooling change, Allied Mutual's premiums shrunk 10% in 1992 to $191 million, 9% higher than its 1987 premiums. By contrast, Allied Group's premiums had nearly doubled during the same time period, increasing from $121 million in 1987 to $230 million in 1992.

     46. In November 1992, Allied Group issued to Allied Mutual 1,827,222 share of perpetual nonconvertible 6 3/4% preferred stock, valued at $52 million, in exchange for 6,166,875 shares (adjusted) of Allied Group stock. The 6,166,875 shares represented 23.9% of Allied Group's $37 million of 1993 earnings or approximately $8.8 million. Thus, Allied Mutual gave up $8.8 million of current earnings in a growing enterprise in exchange for preferred stock that would never pay more than $3.5 million in annual dividends in perpetuity. This perpetual preferred stock was inherently incompatible with Allied Mutual's short duration liabilities in the form of reserves. (Allied Group, in contrast, owns no preferred stock in its investment portfolio.) The 23.9% stake in Allied Group that Allied Mutual gave up in exchange for the preferred stock is currently worth approximately $175 million. The preferred stock is worth approximately $52 million. The preferred stock allows Allied Mutual to currently nominate two of Allied Group's ten directors. Defendant J. Evans, the Chairman of Allied Group's board, a director of Allied Group since the mid-1970s, and an officer and director of many of Allied Group's affiliates, and defendant H. Evans, an Allied Group board member since 1974, have served as Allied Mutual's representatives on Allied Group's board since Allied Mutual received the preferred stock.

     47. On January 1, 1993, Allied Group's participation in the pool increased from 60% to 64%, and Allied Mutual's share decreased to 36%. Thus, between January 1, 1995 and late February 1993, Allied Mutual's interest in the Allied pool premiums were reduced from 100% to 36% without Allied Mutual receiving financial consideration. Allied Mutual thus was stripped on the lifeblood of any insurance company - its premiums and assets - from which all profits, investment income, and enterprise value are derived. In Allied Group's 1993 annual report, defendant Shaffer told shareholders that Allied Group's

"intent was to increase [its] participation in (the) pooling agreement with Allied Mutual" because Allied Group's "profit potential [had been] limited by the level of our pooling participation." Shaffer admitted that Allied Group could (and did) make more money by shifting premiums from Allied Mutual into Allied Group's insurance subsidiaries.

     48. On January 1, 1993, Allied Mutual was replaced as the pool administrator by AMCO, wholly owned Allied Group subsidiary. In approving such a change, Allied Mutual's directors gave up an asset worth substantially more than $200 million for no material financial consideration. Under the amended pool administration agreement, the pool's expenses were no longer allocated in the customary manner, which is based upon each company's percentage of the pool. Instead, the agreement was structured so that Allied Mutual would pay a fixed cost for services from AMCO -- approximately 20.85% of premiums -- which was far in excess of the actual costs that it would have paid had the pool expenses continued to be allocated in the way that they had been for almost 20 years. The effect of this pooling administration change was to shift profits to Allied Group (through AMCO) by overcharging Allied Mutual for services. Allied Group did not inform the Iowa Department of Insurance or Allied Mutual policyholders of this, nor did it tell them that

Allied Group would generate significantly higher profits that would exactly equal the increased losses that Allied Mutual would suffer. Defendant J. Evans and the other individual defendants knew that this change would benefit Allied Group at Allied Mutual's expense. In Allied Group's 1992 Annual Report to Shareholders (disseminated in 1993), J. Evans wrote that "having (AMCO) named administrator of the Allied pool is an opportunity to flow every dollar of savings straight to [Allied Group's] bottom line." As this statement reveals, the purpose of the change in the pool administrator was to benefit Allied Groups's bottom line (and, Consequently, Allied Group's shareholders, including the directors and officers of Allied Group, and the directors of Allied Mutual who owned stock in Allied Group) at the expense of Allied Mutual.

     49. The impact the pooling administration change has had on Allied Mutual has been substantial. Before the change, Allied Mutual and AMCO experienced similar loss ratios and expense ratios. (The "loss ratio" is the percentage of claims and claims-adjustment costs paid out of a dollar's worth of premiums. The "expense ratio" is the percentage of underwriting, marketing, administrative and other costs paid out of a dollar's worth of premiums. The sum of the loss ratio and the expense ratio is known as the "combined ratio".) As a result of the amended pool administration agreement, AMCO's conbined ratio improved substantially relative to Allied Mutual's, at Allied Mutual's expense. By 1996, although both companies still experienced similar loss ratios (62.9% for Allied Mutual and 62.6% for AMCO), their expense ratios were grossly different. Allied Mutual's expense ratio had remained relatively stable at 44.1%, whereas AMCO's expense ratio had decreased substantially (approximately twenty-five percent) to 31.5%. As a result, Allied Mutual's combined ratio was 107% -- grossly disproportionate to AMCO's combined ratio of only 94.1%. This unjustifiable difference in profitability was the result of the shift of expenses from AMCO to Allied Mutual. Indeed, the shifting of expenses has continued. In the first six months of 1997, AMCO's combined ratio was 90.2% while Allied Mutual's was 103.9%. According to A.M. Best, the leading insurance industry rating agency, AMCO earned a 13% return on premiums in that period versus the 2% return experienced by Allied Mutual.

     50. In 1992, Allied Mutual's operating earnings were $15.1 million compared to $8.6 million for AMCO. As a result of the pooling administration change, Allied Mutual's results have soured. Allied Mutual's earnings declined to $6.87 million in 1996, approximately the same amount the company earned 20 years earlier. AMCO's operating earnings, however, have multiplied more than fivefold, to $46.3 million. In 1996, for example, Allied Mutual, with a 36% share of the pool, would have had a $6.4 million underwriting loss had the pool expenses been allocated based upon each pool participants share of the pool. Allied Mutual's actual underwriting loss was $23 million, due to expenses charged on a fixed basis by AMCO, the pool administrator. The $16.6 million difference went directly to Allied Group as profit. As a result of the amended pooling administration agreement, and the other transactions engineered by defendant J. Evans and the other defendants, from 1993 through 1996, Allied Group earned $21.4 million from underwriting while Allied Mutual lost $63 million.

     51. Defendant Kirkpatrick also knew that Allied Group would profit at Allied Mutual's expense. In Allied Group's 1992 Annual Report, he wrote, "instead of projecting numbers for the close of 1993, let's talk about the strategies that will automatically create the numbers... The amended pooling agreement will put an emphasis on cost-savings. As we begin to market our menu of services to other property-casualty companies, efficiencies will have an even greater impact on [Allied Group's] bottom line." (Emphasis added.) Kirkpatrick's admission is even more stunning because of his position at the time as Allied Mutual's president.
        ---------------

     52. In Allied Group's 1993 Annual Report, defendant Shaffer told Allied Group shareholders that due to the amended pool administration agreement, "AMCO has new opportunities to profit from increased efficiencies." Thus, Shaffer baldly admitted that Allied Group (through AMCO) had seized a valuable Allied Mutual corporate opportunity to profit from those increased efficiencies, now inuring to the benefit of AMCO and Allied Group.

     53. On February 10, 1993, to complete the process of the de facto demutualization of Allied Mutual, its directors sold its remaining Allied Group common stock as part of a public offering for which it received approximately $24 million. These shares are now worth approximately $62 million.

     54. After this public offering, Allied Mutual's only ownership interest in Allied Group was the nonconvertible perpetual preferred stock it had received in 1992. Allied Mutual no longer had any employees and was committed to paying fixed fees to Allied Group well in excess of the value of the services it received. As a result of the defendants' corporate mismanagement, waste of assets and extraordinary course of self-dealing described above, Allied Mutual has received $24 million in cash, $52 million of preferred stock and Allied Life, valued at approximately $50 million, in exchange for substantial ownership of and total control over its former wholly owned subsidiary, Allied Group, now worth approximately $900 million.

                            FRAUDULENT CONCEALMENT
                            ----------------------

     55. The effect of the transactions enumerated above was newer fully disclosed to the policyholder-owners of Allied Mutual. No mention of the effect of those transactions was ever made in any Proxy Statement or other document disseminated to Allied Mutual's policyholder-owners.

     56. The effect of the transactions was not even apparent to the representatives of the Commissioners of Iowa and other states in which Allied Mutual has done business. Examination Reports submitted to the State Commissioners of Insurance, describing the audits of Allied Mutual performed by the state examiners and dated as of December 31, 1990, and as of December 31, 1994, made no mention of any problems with the transactions enumerated above because when viewed on a piecemeal basis no harm to Allied Mutual as a result of any of the individual and seemingly separate transactions is readily apparent. In fact, the Iowa Insurance Department's 1994 Examination Report of Allied Mutual incorrectly describes the pool expense allocation as still being prorated. It is the customary practice of the insurance department, prior to signing off on the Examination

Report, to send a copy to the insurance company for approval. Upon information and belief. Allied Mutual received a draft of the examination report and did not call the incorrect pool description to the Department's attention.

     57. It was not until a September 1997, insurance industry newsletter, Schiff's Insurance Observer, published an analysis of the de facto
---------------------------
demutalization of Allied Mutual by Allied Group and the systematic appropriation of Allied Mutual's corporate opportunities by Allied Group through the actions of the defendants herein (and for their own personal gain) that the true nature of the transactions became apparent.

                       COUNT I-^^^^^ OF FIDUCIARY DUTIES
                       ---------------------------------

     58. Plaintiff incorporates herein by reference the allegations contained in paragraphs 1 through 57 of this Petition.

     59. The individual defendants owed Allied Mutual fiduciary duties by reason of their positions as directors of Allied Mutual. These duties include the duties of care, fidelity, loyalty and diligence in the management and administration of the Company's affairs, and in the use and preservation of its property, assets, and corporate opportunities.

     60. The individual defendants breached their duties to Allied Mutual by failing to protect and maintain the business and assets of Allied Mutual and not allow its business and assets to be co-opted by Allied Group for the benefit of the officers and directors of Allied Group, including the individual defendants herein, through the gradual transfer of the business and assets of Allied Mutual for no or grossly inadequate consideration while at the same time granting themselves generous stock options and lavish compensation packages, and other privileges.

     61. The individual defendants breached their fiduciary duties by wasting corporate assets and engaging in flagrant self-dealing to the detriment of Allied Mutual.

     62. Allied Mutual has been damaged by the actions of the defendants.

                     COUNT TWO - WASTE OF CORPORATE ASSETS
                     -------------------------------------

     63. Plaintiff incorporates herein by reference paragraphs 1 through 62 of this Petition.

     64. At all times the individual defendants had a duty to Allied Mutual and to its policyholders-owners to preserve the Company's assets, including the opportunity for future growth, and not dispose of them at less than favorable terms to the Company.

     65. The de facto demutualization of Allied Mutual and the wrongful transfer of its assets to Allied Group constituted a waste of Allied Mutual's corporate assets.

     66. As a direct and proximate result of defendants' waste of corporate assets, Allied Mutual has suffered damages as set forth herein. Plaintiff, on behalf of Allied Mutual, seeks damages and other relief as set forth below.

                  COUNT THREE - IMPROPER TRANSFER OF CONTROL
                  ------------------------------------------

     67. Plaintiff incorporates herein by reference paragraphs 1 through 66 of this Petition.

     68. Through the course of conduct described above, defendants have improperly transferred from Allied Mutual substantial ownership of and total control over Allied Group and Allied Mutual's lucrative insurance business.

     69. Each and every defendant benefited from the improper transfer to the detriment of Allied Mutual.

     70. As a direct result of the improper transfer of control and ownership of Allied Group, Allied Mutual has suffered damages as set forth herein. Plaintiff, on behalf of Allied Mutual, seeks damages and other relief as set forth below.

     71. Each and every defendant conspired to effectuate the improper transfer of control and ownership of Allied Group from Allied Mutual to its detriment.

     72. Each and every defendant benefited from the improper transfer to the detriment of Allied Mutual.

       73. As direct result of the civil conspiracy to effectuate the improper transfer of control and ownership of Allied Group, Allied Mutual has suffered damages as set forth herein. Plaintiff, on behalf of Allied Mutual, seeks damages and other relief as set forth below.


                   COUNT FOUR - INTENTIONAL INTERFERENCE WITH
                   ----------------------------------------
                       BUSINESS ADVANTAGES AND CONTRACTS
                       ---------------------------------

      74. Plaintiff incorporates herein by reference paragraphs 1 through 73 of this Petition.

      75. The individual defendants, by engaging in the above-described conduct, intentionally interfered with the contracts, prospective business advantage and business relationships of Allied Mutual.

      76. The above-described interference proximately caused damages to Allied Mutual.

     WHEREFORE: plaintiff demands judgment derivatively for Allied Mutual as follows:

     A. Requiring an accounting of the actual value of the assets wrongfully transferred to Allied Group as part of the de facto demutualization of Allied Mutual described herein;

     B. Requiring Allied Group to fairly compensate Allied Mutual for the value of the assets wrongfully transferred to

Allied Group for the seizure of corporate opportunities and for the de facto demutualization of Allied Mutual described herein:

     C. Requiring the individual defendants to return to Allied Mutual all salaries and the value of other remunerations of whatever kind paid to them by Allied Mutual and Allied Group during the time they were in breach of the fiduciary duties they owed to Allied Mutual, and otherwise ordering restitution as appropriate;

     D. Ordering any and all appropriate equitable and/or injunctive relief against the defendants to the extent an adequate remedy at law does not exist;

     E. Awarding plaintiff reasonable attorney's fees, expert fees, and other reasonable costs and expenses and prejudgment and post-judgment interest;

     F. Ordering restitution for any assets wrongfully transferred or conveyed, and for corporate opportunities and profits lost as a result; and

     G. Granting such other and further relief as this Court may deem just and proper.




DATED:  December 31, 1997

                                              /s/ Brad J. Brady
                                              -------------------------
                                              Brad J. Brady  LI000045^



                                              /s/ Robert J. O'Shea
                                              -------------------------
                                              Robert J. O'Shea  LI0014884
                                              BRADY & O'SHEA, P.C.
                                              2735 1st Avenue SE
                                              Cedar Rapids, IA 52402
                                              Tel. No. 319/866-9277
                                              Fax No.  319/866-9280



                                              BARRACK, ^^ & BACINE
                                              Leonard Barrack  PA ID #03459
                                              Daniel E. Bacine PA ID #16742
                                              Leslie Bornstein Molder
                                                               PA ID #39746
                                              3300 Two Commerce Square
                                              2001 Market Street
                                              Philadelphia, PA 19103
                                              Tel. No. 215/963-0600

                                              - and -

                                              KELSTON & ASSOCIATES
                                              David Kelston MA ID #267310
                                              90 Canal Street
                                              Boston, MA 02114
                                              Tel. No. 617/367-1040

                                              - and -

                                              CENTER FOR INSURANCE RESEARCH
                                              Jason Adkins MA ID #558560
                                              1130 Massachusetts Avenue
                                              Cambridge, MA 02130
                                              Tel. No. 617/441-2900

                                              Attorneys for Plaintiff

STATE OF IOWA   )
                ) ss:
COUNTY OF POLK  )

     I, Mary M. Rieff, being first duly sworn upon my oath, depose and state that I am the Plaintiff in the above cause, that the Petition was prepared at my request, that I have read the same and know the contents thereof, and the statements made therein are true and correct as I verily believe.




                                             /s/ Mary M. Rieff
                                             ----------------------
                                             Mary M. Rieff, Plaintiff



     Subscribed and sworn to before me by Mary M. Rieff on this 31st day of December 1997.




                                            /s/ Robert J. O'Shea
                                            ------------------------
                                            Notary Public in and for the
                                            State of Iowa